

January 27, 2015

Via E-mail
Stephen J. Psutka, Esq.
Interim General Counsel
MPM Holdings Inc.
260 Hudson River Road
Waterford, NY 12188

> **Re:** **MPM Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed December 31, 2014**
> **File No. 333-201338**

Dear Mr. Psutka:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed on December 31, 2014

General

1. To the extent necessary, please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

2. We note on the cover page, and elsewhere in your prospectus, that there is currently no public market for your capital stock. However, we note that you state that the securities may be sold at prevailing market prices. The disclosure relating to a prevailing market price is improper until such a market develops in the United States. Please provide a fixed price until such time as a market for the securities develops in the United States. You should revise your disclosure accordingly throughout your prospectus, including in the Plan of Distribution.

Summary Historical Consolidated Financial Data of MPM, page 9

3. You indicate that working capital is defined as current assets net of current liabilities. However, certain current and long-term liabilities were reclassified for your working capital calculation as of September 30, 2014 and December 31, 2013. In order to better highlight that you have made these adjustments, please revise your caption to refer to this measure as "adjusted working capital" or some other similar title. Please also reconcile to the amounts you have presented as of September 30, 2014 and December 31, 2013. Please address this comment as it relates to total long-term debt.

4. We have the following comments related to your presentation of Adjusted EBITDA and Segment EBITDA:

   - Please clarify, if true, that Adjusted EBITDA is defined in the instruments that govern your indebtedness. See our comments below regarding the presentation of this non-GAAP measure;
   - You indicate that Segment EBITDA is the primary performance measure used by your senior management, the chief operating decision maker and the board of directors to evaluate operating results and allocate capital resources among businesses. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. The amounts presented as Segment EBITDA herein appear to be the aggregation of Silicones Segment EBITDA and Quartz Segment EBIDTA less Other, which you indicate on page 60 is primarily general and administrative expenses that are not allocated to the businesses. Please clarify;
   - Please clarify if and how you use the non-GAAP measure EBITDA; and
   - Please revise your discussion to address the limitations of EBITDA and Segment EBITDA at it relates to how you use these measures. In this regard, we note you have attempted to address the important limitations of EBITDA and Segment EBITDA as analytical tools. The limitations you have identified appear to relate to limitations of these measures as liquidity measures. Please revise your disclosures accordingly.

Risk Factors, page 12

General

5. Please consider including a risk factor regarding your disclosure on page 84 about the appeals relating to the confirmation of the Plan of Reorganization in the bankruptcy cases.

Risks Related to Our Business, page 13

An inadequate supply of direct or indirect raw materials and intermediate products could have a material adverse effect on our business, page 14

6. Please expand this risk factor and your disclosure on page 53 by discussing with more specificity the impact of the expiration of your supply agreement with Unimin on your business. Please also address the potential impact if you are unable enter into a new agreement with Unimin.

Unaudited Pro Forma Condensed Financial Information, page 39

7. You indicate at the top of page 22 that the Shared Services Agreement was amended in connection with the consummation of the Plan of Reorganization and MPM's emergence from Chapter 11. Please tell us what consideration you gave to reflecting the impact of this amended agreement in your pro forma financial information.

8. Please ensure that each of your pro forma footnotes show how you arrived at each adjustment amount and discuss any significant assumptions and estimates used to arrive at the adjustment amounts. For example, in notes 3(a) and 3(b) on page 43, you discuss the adjustments related to depreciation expense and amortization expense and your Fresh Start Adjustment (h) on page 46, you indicate is an impact to your deferred tax liability resulting from the reduction in tax basis of depreciable and amortizable assets. However, it is not clear how these adjustments were derived. Please revise your footnotes accordingly.

Management's Discussion and Analysis of Financial Condition and Results…, page 49

Results of Operations, page 54

Operating (Loss) Income, page 55

9. Please quantify the business reasons for changes in line items within your statement of operations where multiple business reasons impact the change. For example, you indicate that the increase in cost of sales was primarily due to the increase in volumes, as well as unfavorable exchange rate fluctuations and inflation of raw materials and processing costs, without quantifying the impact of each business reason. Please also revise your disclosure to provide more insight into the reasons for the unfavorable exchange rate fluctuation and the increase in raw materials and processing costs.

Income Tax (Benefit) Expense, page 56

10. In 2013, income tax expense increased by $96 million compared to 2012, the effective tax rate was (29)% compared to (2)% for 2012, and the effect of the non-U.S. tax rate differential increased by $27 million. You state that a change in the geographic mix of earnings and

changes in the tax rates applied in various jurisdictions in which you operate contributed to these changes. Please explain to us your consideration of providing additional disclosures regarding these contributing factors, if material. Such disclosures would have the objective of providing information about the quality of, and potential variability of, your earnings and cash flow, so an investor can ascertain the likelihood that past performance is indicative of future performance. Please address this comment as it relates to your 2012 income tax expense as well as your 2014 interim taxes.

Liquidity and Capital Resources, page 61

11. Please revise your disclosure related to your $196 million of borrowings available under the ABL Facility to clarify if these amounts are available without violating covenants. Please refer to Item 303(a)(2)(ii) of Regulation S-K and Section 501.13.c. of the Financial Reporting Codification for guidance.

Operating Activities, page 63

12. In your discussions of operating cash flows for all periods presented, please expand this disclosure to also discuss the underlying reasons for changes that impacted cash flows, with specific discussions of the reasons for changes in your working capital items such as receivables, inventories, and accounts payable. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Covenants under our Debt Instruments, page 66

13. We note that you believe that including the supplemental adjustments that are made to calculate Adjusted EBITDA provides additional information to investors about your ability to comply with your financial covenants and to obtain additional debt in the future. It appears however, that Adjusted EBITDA is a component of several of your covenants, including the Adjusted EBITDA to Fixed Charges ratio and your fixed charge coverage ratio. Accordingly, please tell us how the disclosure of Adjusted EBITDA without any additional disclosures surrounding the calculation of the covenants themselves informs investors about your ability to comply with your financial covenants and to obtain additional debt in the future.

14. Please disclose the actual ratios achieved for the material financial covenants you have identified, unless you are able to conclude it is reasonably likely you will meet these financial covenants. This disclosure will allow investors to easily understand your current status in meeting your financial covenants. Please refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Compensation Discussion and Analysis, page 92

15. Please revise this section to include Item 402 of Regulation S-K disclosure for the fiscal year ended December 31, 2014. For guidance, refer to Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations.

Principal and Selling Stockholders, page 117

16. Please describe how the selling stockholders acquired the securities they may offer and sell pursuant to the registration statement, including the dates of the transactions and the consideration paid by the selling stockholders.

17. Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by any of the selling stockholders that are not natural persons. For guidance, please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

18. Please disclose any position, office, or other material relationship that any selling stockholder has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K.

19. Please tell us whether any of the selling stockholder is a broker-dealer or an affiliate of a broker-dealer. For any selling stockholder who is a broker-dealer, the prospectus should state that the selling stockholder is an underwriter. For any selling stockholder who is an affiliate of a broker-dealer, the prospectus should state that the selling stockholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling stockholder is unable to provide these representations, then the prospectus should state that the selling stockholder is an underwriter. Note that broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Certain Relationships and Related Party Transactions, page 122

Registration Rights Agreement, page 122

20. Please disclose any potential cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties that could result from delays in registering your common stock and preferred stock. Refer to FASB ASC 825-20-50-1.

Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders, page 138

21. Please disclose the material tax considerations for U.S. Holders.

Financial Statements – September 30, 2014

Note 2. Chapter 11 Bankruptcy Filing, page F-61
Issuance of New Common Stock, page F-65

22. On November 7, 2014, the Company effected a reserve stock split and, as a result, 48 shares of the New Common Stock remained outstanding. With reference to SAB Topic 4C, please tell us how you have reflected this stock split in your historical financial statements.

Note 16. Condensed Combined Debtor-in-Possession Financial Information, page F-93

23. Given that Momentive Performance Materials, Inc. voluntarily filed its petition for reorganization on April 13, 2014, please tell us what consideration you gave to including a debtors' statement of operations for the nine months ended September 30, 2014. We note the inclusion of your debtors' statement of cash flows for nine months ended September 30, 2014. Please also address the appropriateness of presenting the entities not subject to the bankruptcy proceedings within the condensed combined debtors' financial statements. Refer to ASC 852-10-45-14.

Undertakings, page II-3

24. Since the registration statement covers the resale of outstanding securities, please remove Item 512(a)(6) of Regulation S-K undertakings.

Exhibit Index, page II-7

General

25. Please ensure that the exhibits incorporated by reference cross reference the appropriate filing date. For example, we note that Exhibits 2.1,4.1, 4.2, 4.3, 4.4, 4.5 and 10.47 were exhibits to Form 8-K filing date is October 28, 2014 and not October 24, 2014.

Exhibit 10.47

26. It appears that the exhibits to Exhibit 10.47 are missing. Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits and schedules. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision. Please advise.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: David S. Huntington
    Paul, Weiss, Rifkind, Wharton & Garrison LLP